As filed with the Securities and Exchange Commission on May 11, 2001

                                                      Registration No. 005-58251

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                NetIQ CORPORATION
                       (Name of Subject Company (Issuer))


                                NetIQ CORPORATION
                        (Name of Filing Person (Offeror))


  Certain Options under NetIQ Corporation Amended and Restated 1995 Stock Plan,
   Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999),
        WebTrends Corporation 1997 Stock Incentive Compensation Plan and WebTrends Corporation Amended and Restated 1998 Stock Incentive Compensation Plan To Purchase Common Stock Par Value $.001 per Share, of NetIQ Corporation
                         Held by Eligible Option Holders
                         (Title of Class of Securities)

                                        *
                      (CUSIP Number of Class of Securities)


                                                            copies to:
       Ching-Fa Hwang                                 William M. Kelly, Esq.
      NetIQ Corporation                                Davis Polk & Wardwell
   3553 North First Street                              1600 El Camino Real
     San Jose, CA  95134                              Menlo Park,  CA  94025
     Tel: (408) 856-3000                                Tel: (650) 752-2000

                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

             [ ]  third party tender offer subject to Rule 14d-1.
             [X]  issuer tender offer subject to Rule 13e-4.
             [ ]  going-private transaction subject to Rule 13e-3.
             [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO relating to our offer to exchange options to purchase shares of our common stock, par value $0.001 per share, held by our current employees other than officers as defined in Rule 16a-1(f) of the Securities Exchange Act of
1934) who hold options with an exercise price equal to or greater than $50.00 per share with respect to (i) options with an exercise price equal to or greater than $50.00 per share and and (ii) options with any lower exercise price if such options were granted on or after December 7, 2000, and if required as described below in the offer documents.

ITEM 11.  ADDITIONAL INFORMATION

     Item 11 is hereby amended and supplemented to add the following exhibit:

     (b) Other Material Information

     On May 8, 2001, NetIQ issued a press release announcing the Offer to Exchange. The press release is contained in Exhibit (a)(2) of this Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS

  (a)(5)     Text of press release issued by NetIQ, dated May 8, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                              NetIQ Corporation

                              /s/ Ching-Fa Hwang
                              --------------------------------------
                              Ching-Fa Hwang
                              President and Chief Executive Officer
Date: May 11, 2001

                                INDEX TO EXHIBITS





  Exhibit Number   Description
  ---------------- ----------------------------------------------------------
  (a)(5)           Text of press release issued by NetIQ, dated May 8, 2001.